Exhibit 21

SUBSIDIARIES OF MEIRAGTX HOLDINGS PLC

Legal Name of Subsidiary	Jurisdiction of Organization
BRI-Alzan, Inc.	Delaware
MeiraGTx B.V	Netherlands
MeiraGTx Limited	England and Wales
MeiraGTx, LLC	Delaware
MeiraGTx UK Limited	England and Wales
MeiraGTx UK II Limited	England and Wales
MeiraGTx Neurosciences, Inc.	Delaware